DB

SE(

19007518

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aronson Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 King Farm Blvd., Suite 300

(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC

(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Larry A. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aronson Capital Advisors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires June 14, 2020

Signature

Managing Member/Principal

Title

Linda K. Marlow

Notary Public LINDA K. MARLOW

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARONSON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

ARONSON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 - Baton Rouge, LA 70809
225-922-4600 Phone - 225-922-4611 Fax - pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Aronson Capital Advisors, LLC
Rockville, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aronson Capital Advisors, LLC (the Company) (a Maryland corporation) as of December 31, 2018, the related statements of income and changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Aronson Capital Advisors, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Aronson Capital Advisors, LLC's management. Our responsibility is to express an opinion on Aronson Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aronson Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

P&N
Postlethwaite & Netterville

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

We have served as Aronson Capital Advisors, LLC's auditor since 2007.

Baton Rouge, Louisiana
February 19, 2019

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	460,822
Accounts Receivable - Other		33,750
Due from related party		5,600
Total assets	$	500,172

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accrued expenses	$	14,200
Total liabilities		14,200
Members' equity		485,972
Total liabilities and members' equity	$	500,172

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

Revenues	$ 1,585,447
Operating expenses:	
Management fees	517,989
Professional fees	20,923
Other	9,548
	548,460
Income from operations	1,036,987
Other income	
Interest income	94
	94
Net income	1,037,081
Member Distribution	(895,000)
Members' equity, beginning of year	343,891
Members' equity, end of year	$ 485,972

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2018

Subordinated liabilities to claims of general creditors at January 1, 2018	$	-
Increases		-
Decreases		-
Subordinated liabilities to claims of general creditors at December 31, 2018	$	-

The accompanying notes are an integral part of this financial statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,037,081
Adjustments to reconcile net income to net cash from operating activities:		
Increase in accounts receivable		(33,750)
Increase in accrued expenses		400
Net cash provided by operating activities		1,003,731
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change due to/from related party		(5,679)
Member distributions		(895,000)
Net cash used in financing activities		(900,679)
NET INCREASE IN CASH		103,052
Cash and cash equivalents, beginning of year		357,770
Cash and cash equivalents, end of year	$	460,822

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Aronson Capital Advisors, LLC (the "Company") was organized on August 27, 2001, pursuant to the laws of the State of Maryland. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company provides merger and acquisition advisory and related consulting services.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from advisory, placement, or other fees are recognized when earned, generally when the related services are performed, and expenses are recognized when incurred.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that may affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all cash in bank and on hand to be classified as cash and cash equivalents for cash flow purposes. The Company considers financial instruments with maturities less than 90 days to be cash equivalents.

Accounts Receivable and Contract Assets

Accounts receivable includes nonrefundable deposits receivable from parties who have engaged the Company. Generally, such deposits are received upon execution of the contract. In certain instances, the deposit may be received over a negotiated period of several months rather than upon contract execution. Senior management reviews all receivables on a regular basis to determine if any amounts will potentially be uncollectible, based on management's best estimate of possible losses determined on the basis of historical experience. Specific allowances are provided for known troubled accounts if necessary. All accounts or portions thereof that are deemed to be uncollectible or that require excessive collection costs are charged to bad debt expense.

Receivables related to revenue earned from contingent fees, as described further in Note 8, are considered "Contract Assets" under Accounting Standards Codification ("ASC") 606 and are included with accounts receivable on the statement of financial condition.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the members, who include their share of the Company's income and deductions in their respective income tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Accounting Standards Codification ("ASC"). Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions.

Fair Value

Cash and cash equivalents are considered short-term instruments; thus, the carrying amount is a reasonable estimate of fair value.

2. Related Party Transactions

The Company has a management agreement with a ninety-nine percent (99%) member of the Company. This agreement provides that the member will provide funding, as needed, to operate the Company's business by providing additional capital contributions or by issuing subordinated loans. All professional staff related expenses paid by the member, attributable to the Company, will be charged to the Company based on a per-hour standard billing rate for the individual staff which performed the functions on behalf of the Company. The member will be solely responsible for all general and administrative expenses associated with the shared facilities and administrative staff. The Company will not be responsible to repay any of these general and administrative expenses, as they will be part of the per-hour standard billing rate for personnel. These standard billing rate charges will be recorded monthly as a liability and related management fee expense. Under this management agreement, the member charged the Company $517,989 for the year ended December 31, 2018. The balance due from the member to the Company was $5,600 at December 31, 2018, relating to the management fees.

3. Net Capital Requirement

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $446,622 which was $441,622 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.03 to 1 at December 31, 2018.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

4. Concentration of Credit Risk

The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Management has determined that the concentrations subject the Company to minimal risk.

5. Transactions with Major Customers

Due to the nature of the Company's business, large transactions with customers will occur each year. Transactions with three (3) major customers accounted for approximately eighty-four (84%) of revenues for the year ended December 31, 2018.

6. Contingencies

In the normal course of business activities, the Company is subject to regulatory/ examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes that the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

7. Accounting Standards Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASC 606"), and related amendments, which amends the existing accounting standards for revenue recognition. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of control for promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the revenue principles, an

7. Accounting Standards Adopted (continued)

entity is required to identify the contract(s) with a customer, identify the performance obligations, determine the transaction price, allocate the transaction price to the performance obligations and recognize revenue when the performance obligation is satisfied (i.e., either over time or point in time). ASC 606 further requires that companies disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. ASC 606 provides companies an option of two transition methods, the full retrospective method or the modified retrospective method. ASC 606 is effective for annual reporting periods beginning after December 15, 2017.

The Company adopted the requirements of ASC 606 on January 1, 2018 using the modified retrospective method. This method requires recognition of the cumulative effect, if any, of initially applying ASC 606 as an adjustment to the opening balance of members' equity at January 1, 2018. The guidance was not applied to contracts that were complete at December 31, 2017. The adoption of ASC 606 did not have a material impact on the Company's financial statements. No adjustment to the opening balance of members' equity was required.

There were two primary impacts from application of the new standard: 1) Impact related to the revenue recognized for merger and acquisition ("M&A") advisory and consulting services performed and the associated, generally nonrefundable, fees. The Company previously recognized revenue at the point in time the fees were received since the fees were nonrefundable. Under ASC 606 the revenue associated with the advisory and consulting services is recognized using an over-time model. 2) Impact related to the revenue recognized for certain types of contingent fees, such as those associated with a portion of a purchase transaction (or "deal") price that is paid in a future period, after a deal consummates. This type of contingent fee would previously be recorded at a point in time, once it was certain that the contingency was resolved, and when the associated fees were received. Under ASC 606, these types of fees are estimated as part of the variable portion of the transaction price and recorded using an over-time model, to the extent that they are not constrained.

In adopting ASC 606, the Company elected to use certain practical expedients permitted by the standard including using: 1) the portfolio approach where contracts with similar characteristics were assessed collectively to evaluate risk over the impact of ASC 606; and 2) the practical expedient which allows for contracts modified prior to the beginning of the earliest reporting period presented under the new standard, to be reflected with the aggregate effect of all modifications when identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the performance obligations. This primarily applied to modifications related to finalization of the deal price.

The primary impact of adopting ASC 606 on the Company's financial statements for the year ended December 31, 2018 related to the timing for recognition of certain contingent fees. The contingent fees were estimated using the criteria for measuring variable consideration in accordance with ASC 606. It was determined that a portion of the variable consideration was not constrained and probable to occur as of December 31, 2018. Therefore, variable consideration that was not constrained and deemed probable to occur, was included with the transaction price and since it was related to services that had been performed to date, the related

7. Accounting Standards Adopted (continued)

revenue was recognized. The contingent fees would not have been recognized under previous standards until any uncertainties were resolved which was effectively, upon cash receipt. This impact resulted in additional revenue recorded of $33,750 for the year ended December 31, 2018 and a contract asset for the same amount.

8. Revenue from Contracts with Customers

Revenue Recognition Policies
Revenue is measured for merger and acquisition (M&A) advisory, placement, and other related consulting services based on consideration specified, both fixed and variable, in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control as services are performed for a customer. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine the performance obligations and whether they are satisfied at a point in time or over time; how to estimate variable consideration, including whether constraints on variable consideration should be applied due to uncertain future events; how to allocate the total transaction price where multiple performance obligations are identified; and when to recognize revenue based on the appropriate measure of progress for any performance obligations satisfied over time.

Investment Banking Services
There is one major revenue stream which provides investment banking services related to M&A transactions. Accordingly, there are several different types of promised services and fees that could be included within a contract:

M&A advisory and other consulting services. The fees associated with advisory and consulting services are primarily paid upfront, when a contract is signed, through a nonrefundable fixed fee. The advisory and consulting services can consist of analyzing financial information such as financial statements and forecasts; information relevant to the transaction ("deal") and, as applicable, potential buyer(s) and seller entities; development of marketing materials to highlight customer (as seller) key attributes; assist with buy-side or sell-side due diligence; assist with evaluation of prospective offers and structuring of a deal; other advisory or consulting services such as tax, valuation, and other related advice. The various activities described as part of the advisory and consulting services are not considered distinct within the context of the contract because the services are generally delivered concurrently with one another and can be highly interrelated. For instance, for sell-side M&A advisory services, evaluation and analyses will support the marketing materials and other information provided to prospective buyers, and provide the basis for development of a viable target list. This then can lead to assistance with due diligence and recommendations on potential deals. However, these services are considered a separate and distinct performance obligation from the placement services; although there is some dependency, the customer is receiving distinct value from these services regardless of whether or not a successful deal is consummated. The stated fees for advisory or consulting generally approximate a stand-alone-selling-price for these services and therefore, would also approximate the allocated transaction price. The transaction price

8. Revenue from Contracts with Customers (continued)

allocated to this performance obligation is recognized over time as the related activities occur, beginning around the time of contract execution and continuing until the contract term has ended or there is termination or consummation of the deal, if sooner. The Company believes that using a ratable recognition method over the service period is the appropriate approach since the services have a consistent pattern of transfer and are performed as requested or as needed.

Placement services. There are two types of transaction fees associated with the placement related services. There is a "success" or "broker" fee that is paid upon a successful consummation of the transaction. There is a "contingent" fee that is paid, as applicable, once payment of a contingent portion of the deal purchase price occurs, such as a portion of the price paid based on future revenue or earnings measures or other future events, such as continued employment of key personnel. The placement services generally consist of assisting with final activities associated with successful consummation of a deal, including final negotiations on deal structure and pricing. As noted previously, although there is some dependency, the placement services are considered a separate and distinct performance obligation from the M&A advisory and other services. The customer will utilize the results from the advisory and consulting services to determine whether they want to continue with an attempt at successful placement and deal consummation. That decision point drives the services provided within this next phase which, as described, consists primarily of the related activities to finalize and consummate a deal, plus, as applicable, certain activities that may take place during a period after consummation, such as those associated with earning a contingent fee. The pricing for these fees is typically based on a commission that is determined using defined percentages that are applied to different tiers of the final deal price (success fee) plus a defined percentage applied to a future event and/or earnings or other financial measure (contingent fee). The pricing generally approximates a stand-alone-selling-price because it falls within a standard, market-based range based on the potential deal size and specific, relevant market factors, such as geographic or industry factors. The transaction price that is allocated to this performance obligation is entirely variable. The portion of the price related to the success fee is not estimated using one of the available methods prescribed in ASC 606 for variable consideration since it is considered fully constrained. The events surrounding realization of the success fees are highly uncertain and typically, the expected consideration would be fully constrained until practically, consummation occurs. Therefore, the success fees are not included in the transaction price until consummation is certain to occur. Similarly, in many instances, the contingent fees are based on highly uncertain, future events which are highly susceptible to factors outside the Company's influence, such as specified financial targets or other measures. When not fully constrained, the contingent fees are estimated using the most likely amount at the estimation date. Any allocated transaction price that is not constrained is recognized for the placement services over time, as the related activities are performed. Effectively, those associated with attempts at successful consummation of the deal are performed very close to the deal close (or scheduled) date. Additionally, as noted previously, the respective success fee is going to be fully constrained until it is known with certainty that the deal will be consummated. Therefore, recognition will occur upon consummation of a successful deal. There is no recognition of a success fee if a deal is terminated. For contingent fees, once not constrained, the pattern of transfer will depend on when the underlying events have occurred or financial measures have been met. Generally, once the fees are not constrained, the related events or measures have

8. Revenue from Contracts with Customers (continued)

occurred or have been met. If these have not yet occurred, such as when the fees are associated with future employment, ratable recognition over the service period will typically be an appropriate approach for recognizing revenue due to the consistent pattern of transfer over this period.

Reimbursable expenses. Out-of-pocket costs are reimbursed for some contracts and are considered immaterial. Revenue is recognized as the costs are incurred.

The following table presents revenue by major source:

M&A Advisory and Consulting Fees	$ 110,000
Placement Fees:	
Success Fees	1,264,250
Contingent Fees	211,197
Total Placement Fees	1,475,447
Total Revenue	$1,585,447

Contract Costs to Obtain or Fulfill a Contract

Contract costs to obtain or fulfill a contract are expensed as incurred since the costs do not meet the definition of "incremental" or other criteria for capitalization and recognition as an asset.

9. Subsequent Events

Management has evaluated subsequent events through February 19, 2019, the date that the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

Schedule I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2018

NET CAPITAL		
Members' equity	$	485,972
LESS: NON-ALLOWABLE ASSETS		(39,350)
NET CAPITAL	$	446,622
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
EXCESS NET CAPITAL	$	441,622
AGGREGATE INDEBTEDNESS	$	14,200
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.03 to 1
EXCESS NET CAPITAL PER UNAUDITED PART II FOCUS REPORT	$	447,222
ADJUSTMENT FOR RECLASS OF DUE FROM RELATED PARTY		(5,600)
EXCESS NET CAPITAL PER AUDITED REPORT	$	441,622
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL PER UNAUDITED PART II FOCUS REPORT		0.019 to 1

There are differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report due to the reclassification of the Due from Related Party account from a negative liability to an asset after the Focus report had been filed. The difference is not deemed to be significant.

See independent auditors' report on supplementary information.

ARONSON CAPITAL ADVISORS, LLC
Schedule II
Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
As of December 31, 2018

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

ARONSON CAPITAL ADVISORS, LLC
Schedule III
Information for Possession or Control Requirements
Under SEC Rule 15c3-3
As of December 31, 2018

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

REVIEW

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 - Baton Rouge, LA 70809
225-922-4600 Phone - 225-922-4611 Fax - pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Aronson Capital Advisors, LLC
Rockville, Maryland

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Aronson Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Aronson Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Aronson Capital Advisors, LLC stated that Aronson Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Aronson Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aronson Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 19, 2019

ARONSON
CAPITAL ADVISORS LLC

805 King Farm Boulevard
Suite 300
Rockville, Maryland 20850

301.231.6200
301.231.7630
www.aronsoncapitalpartners.com
info@aronsoncapitalpartners.com

Exemption Report

Aronson Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Larry A. Davis, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Larry A. Davis

Title: Managing Member

February 19, 2019